Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

As of August 7, 2024

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (formerly Fortuna Silver Mines Inc.) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022 (the “2023 Financial Statements”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2024 and 2023 (the “Q2 2024 Financial Statements”) and the related notes thereto which have been prepared in accordance with International Financial Accounting Standard 34, Interim financial reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company changed its name on June 20, 2024. For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

This MD&A is prepared by management and approved by the Board of Directors as of August 7, 2024. The information and discussion provided in this MD&A covers the three and six months ended June 30, 2024 and 2023, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ significantly from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note 41 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2023 dated March 22, 2024 and its Management Information Circular dated May 1, 2024, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, net debt and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section 25 of this MD&A.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, Peru, and Senegal. The Company produces silver, gold, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Yaramoko gold mine (“Yaramoko” or the “Yaramoko Mine”) located in southwestern Burkina Faso, the underground San Jose silver and gold mine (“San Jose” or the “San Jose Mine”) located in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla”, or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is generally considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI. Effective June 20, 2024, the Company’s name was changed to Fortuna Mining Corp. in order to reflect that the Company’s business has moved from being predominantly focused on the production of silver to the production of gold and silver.

CORPORATE DEVELOPMENTS

Unsecured Convertible Senior Notes

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”) on a private placement basis before transaction costs of $6.4 million. The 2024 Notes bear interest at 3.75% per annum, are convertible into common shares in the capital of the Company at an initial conversion price of approximately $6.591 per common share, subject to adjustment, and mature on June 30, 2029.  The Company has the right to redeem the 2024 Notes in certain circumstances, and holders have the right to require the Company to repurchase their 2024 Notes upon the occurrence of certain events.

Settlement of 2019 Unsecured Convertible Debentures

On June 7, 2024 the Company issued a notice of redemption for its 2019 unsecured convertible debentures (the “2019 Debentures”) which were due to mature on October 31, 2024. As part of the redemption process the Company deposited $46.1 million into trust with Computershare Trust Company of Canada (“Computershare”) to redeem the outstanding 2019 Debentures and accrued interest up to but excluding the date of redemption on July 10, 2024.

Prior to the redemption of the 2019 Debentures, a number of holders exercised their right to convert their debt into Common Shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 Common Shares per $1,000 principal amount of debentures. As a result, the Company issued 7,184,000 common shares of the Company to such debenture holders and $35.9 million of the funds held in trust by Computershare were returned to the Company after the balance sheet date.

Payment of Revolving Credit Facility

In the second quarter the Company made a net payment of $125.0 million to reduce the balance of its revolving credit facility to $nil using the net proceeds from the issuance of the 2024 Notes and cash from operations. The Company maintains access to the $250.0 million in liquidity available under the Credit Facilty under the terms described in the Capital Resources section of this MD&A.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2024

Financial

●	Sales were $260.0 million, an increase of 64% from the $158.4 million reported in the three months ended June 30, 2023 (“Q2 2023”)
●	Mine operating income was $79.9 million, an increase of 150% from the $31.9 million reported in Q2 2023
●	Operating income was $55.4 million, an increase of 619% from the $7.7 million in operating income reported in Q2 2023
●	Net income was $43.3 million or $0.13 per share, an increase from $3.5 million or $0.01 per share reported in Q2 2023
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $33.3 million compared to $2.9 million in Q2 2023, representing a 1,048% quarter-over-quarter increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $112.7 million compared to $44.4 million reported in Q2 2023, representing a 154% quarter-over-quarter increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $38.6 million compared to $9.5 million reported in Q2 2023, representing a 306% quarter-over-quarter increase
●	Net cash provided by operating activities was $73.5 million, an increase of 66% from the $44.2 million reported in Q2 2023

Operating

●	Gold production of 92,716 ounces, a 44% increase from Q2 2023
●	Silver production of 990,574 ounces, a decrease of 22% from Q2 2023
●	Lead production of 10,524,868 pounds, a 3% increase from Q2 2023
●	Zinc production of 13,040,343 pounds, a decrease of 7% from Q2 2023
●	Consolidated All-in Sustaining Costs (“AISC”) of $1,656 per ounce on a gold equivalent sold basis compared to $1,799 per ounce for Q2 2023. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

For the second quarter of 2024, the Company did not record any lost time injuries (“LTI”), restricted work injuries (“RWI”) or medical treatment injuries (“MTI”) for over 3.6 million hours worked. The year-to-date LTI frequency rate (“LTIFR”) at the end of this quarter was 0.56 (0.43 in Q2 2023) lost time injuries per million hours worked while the year-to-date total recordable injury frequency rate (“TRIFR”) was 1.53 (1.15 in Q2 2023) total recordable injuries per million hours worked.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no significant environmental fines were recorded during the second quarter of 2024.

Community Engagement

During the second quarter of 2024, there were no significant disputes at any of our sites. We also recorded 283 local stakeholder engagement activities during the period. These included consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights

A summary of the Company’s consolidated financial and operating results for the three and six months ended June 30, 2024 are presented below:

	Three months ended June 30,			Six months ended June 30,
Consolidated Metrics	2024	2023	% Change	2024	2023	% Change
Selected highlights
Silver
Metal produced (oz)	990,574	1,262,561	(22%)	2,065,145	2,848,939	(28%)
Metal sold (oz)	935,250	1,280,877	(27%)	2,009,195	2,874,823	(30%)
Realized price ($/oz)	29.10	24.10	21%	26.08	23.22	12%
Gold
Metal produced (oz)	92,716	64,348	44%	182,394	124,440	47%
Metal sold (oz)	91,138	56,781	61%	179,002	121,500	47%
Realized price ($/oz)	2,334	1,975	18%	2,213	1,890	17%
Lead
Metal produced (000's lbs)	10,525	10,207	3%	20,055	19,716	2%
Metal sold (000's lbs)	9,422	11,419	(17%)	19,247	20,201	(5%)
Zinc
Metal produced (000's lbs)	13,040	14,037	(7%)	25,223	27,088	(7%)
Metal sold (000's lbs)	12,710	13,986	(9%)	25,175	27,800	(9%)
Unit Costs
Cash cost ($/oz Au Eq)[1]	988	968	2%	934	940	(1%)
All-in sustaining cash cost ($/oz Au Eq)[1]	1,656	1,799	(8%)	1,577	1,648	(4%)

Mine operating income	79.9	31.9	150%	149.8	72.3	107%
Operating income	55.4	7.7	619%	102.6	31.6	225%
Attributable net income	40.6	3.1	1,210%	66.9	14.0	378%
Attributable income per share - basic	0.13	0.01	1,200%	0.22	0.05	340%
Adjusted attributable net income[1]	30.4	2.5	1,116%	57.1	14.7	288%
Adjusted EBITDA[1]	112.7	44.4	154%	207.8	109.5	90%
Net cash provided by operating activities	73.5	44.2	66%	122.5	85.4	43%
Free cash flow from ongoing operations[1]	38.6	9.5	306%	50.7	17.6	188%
Capital Expenditures[2]
Sustaining	29.9	34.2	(13%)	55.7	62.1	(10%)
Non-sustaining[3]	17.6	0.9	1,856%	26.5	2.0	1,225%
Séguéla construction	—	23.0	(100%)	—	48.1	(100%)
Brownfields	2.9	2.4	21%	9.5	7.3	30%
As at				June 30, 2024	December 31, 2023	% Change
Cash and cash equivalents				105.6	128.1	(18%)
Total assets				2,024.8	1,967.9	3%
Debt				167.2	206.8	(19%)
Equity attributable to Fortuna shareholders				1,334.9	1,238.4	8%
[1] Refer to Non-IFRS financial measures
[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

FINANCIAL RESULTS

Sales

	Three months ended June 30,			Six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Provisional sales $
Lindero	50.1	52.0	(4%)	95.3	103.2	(8%)
Yaramoko	73.4	51.3	43%	130.3	107.2	22%
Séguéla	77.2	-	100%	149.4	-	100%
San Jose	28.8	31.2	(8%)	53.3	74.4	(28%)
Caylloma	27.9	27.6	1%	54.7	52.7	4%
Adjustments[1]	2.6	(3.7)	(170%)	1.9	(3.4)	156%
Total sales $	260.0	158.4	64%	484.9	334.1	45%
[1] Adjustments consists of mark to market, final price and assay adjustments
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Second Quarter 2024 vs Second Quarter 2023

Consolidated sales for the three months ended June 30, 2024 were $260.0 million, a 64% increase from the $158.4 million reported in the same period in 2023. Sales by reportable segment for the three months ended June 30, 2024 were as follows:

●	Lindero recognized adjusted sales of $50.1 million from the sale of 21,511 ounces of gold, a 4% decrease from the same period in 2023. Sales decreased at Lindero as a result of lower ounces sold from lower production due to an 8-day shutdown for maintenance and a period of lower mechanical availability of the front-end loaders. This was partially offset by higher realized metal prices of $2,335 per gold ounce compared to $1,975 in the previous period. Copper sales in the quarter were $0.7 million compared to $2.5 million in the comparable period. Lindero held 2,883 ounces in doré in inventory at the end of the period. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $73.4 million from the sale of 31,455 ounces of gold which was 43% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher production from higher feed grades to the mill and higher metal prices of $2,334 per gold ounce compared to $1,976 in the comparable period. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $77.2 million from the sale of 33,102 ounces of gold. The mine was completing construction activities and production ramp-up in the same period for 2023. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $30.3 million, a 3% increase from the $29.5 million reported in the same period in 2023. Sales were in line with the previous period as higher metal prices offset lower production from lower tonnes milled and lower grades as the mine exhausts Mineral Reserves in line with the mine plan. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $29.0 million compared to $25.7 million reported in the same period in 2023. Higher sales were the result of higher silver prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

First Six Months of 2024 vs First Six Months of 2023

Consolidated sales for the six months ended June 30, 2024 were $484.9 million, a 45% increase from the $334.1 million reported in the same period in 2023. Sales by reportable segment for the three months ended June 30, 2024 were as follows:

●	Lindero recognized adjusted sales of $95.3 million from the sale of 43,230 ounces of gold, an 8% decrease from the same period in 2023. Sales decreased at Lindero as a result of lower ounces sold from lower production and timing as 2,883 ounces were still in inventory at the end of the period. This was partially offset by higher realized metal prices of $2,201 per gold ounce compared to $1,879 in the comparable period. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Yaramoko recognized adjusted sales of $130.3 million from the sale of 58,627 ounces of gold, which was 22% higher than the same period in 2023. Higher gold sales at Yaramoko were primarily driven by higher metal prices of $2,223 per gold ounce compared to $1,933 in the comparable period. See "Results of Operations – Yaramoko Mine, Burkina Faso" for additional information.
●	Séguéla recognized adjusted sales of $149.4 million from the sale of 67,552 ounces of gold. The mine was under construction in the same period for 2023. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	San Jose recognized adjusted sales of $54.3 million, a 25% decrease from the $72.2 million reported in the same period in 2023. The decrease in sales was primarily driven by lower production from lower tonnes milled and lower grades as the mine exhausts Mineral Reserves in line with the mine plan. This was partially offset by higher metal prices. See "Results of Operations – San Jose Mine, Mexico" for additional information.
●	Caylloma recognized adjusted sales of $55.7 million compared to $51.4 million reported in the same period in 2023. The increase in sales was primarily the result of higher silver prices offsetting lower production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Operating Income (Loss) and Adjusted EBITDA2

	Three months ended June 30,				Six months ended June 30,
	2024%[1]		2023%[1]		2024%[1]		2023%[1]
Operating income (loss)
Lindero	9.9	20%	7.7	15%	17.5	18%	14.3	14%
Séguéla	22.3	29%	-	0%	45.1	30%	(0.2)	0%
Yaramoko	21.1	29%	9.4	18%	40.6	31%	24.0	22%
San Jose	3.5	12%	(6.3)	(21%)	2.3	4%	0.9	1%
Caylloma	11.4	39%	5.7	22%	19.7	35%	14.1	27%
Corporate	(12.8)		(8.8)		(22.6)		(21.5)
Total	55.4	21%	7.7	5%	102.6	21%	31.6	9%

Adjusted EBITDA[2]
Lindero	23.6	47%	19.0	37%	44.9	47%	38.2	37%
Séguéla	47.6	62%	(0.2)	0%	92.2	62%	(0.3)	0%
Yaramoko	36.8	50%	24.9	54%	65.4	50%	55.4	52%
San Jose	3.5	11%	1.2	4%	2.6	5%	18.7	26%
Caylloma	14.3	49%	8.6	34%	25.7	46%	19.9	38%
Corporate	(13.1)		(9.1)		(23.0)		(22.4)
Total	112.7	43%	44.4	30%	207.8	43%	109.5	33%
[1] As a Percentage of Sales
[2] Refer to Non-IFRS Financial Measures
Figures may not add due to rounding

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Second Quarter 2024 vs Second Quarter 2023

Operating income for the three months ended June 30, 2024 was $55.4 million, an increase of $47.7 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of the expiration of the export duty of 8% on gold sales at the end of 2023 which offset lower sales.
●	Yaramoko saw an increase in operating income of $11.7 million primarily driven by higher sales as described above and lower depletion per ounce from the 55 Zone offsetting higher energy costs from the use of onsite diesel generators due to grid power supply constraints. During the quarter the mine also recognized a write-down of $2.8 million in surface stockpiles as higher grade material was prioritized to offset the 10-day production halt in the 55 Zone and only marginal material remained in stockpile.
●	Séguéla recognized operating income of $22.3 million in the second quarter. In the comparable period the mine was still under construction. Operating income at Séguéla included $17.5 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	San Jose recognized operating income of $3.5 million for the second quarter of 2024 compared to an operating loss of $6.3 million for the same period of 2023. The increase in operating income was the result of higher metal prices and lower depletion per ounce as a result of the impairment of the mine in the fourth quarter of 2023. The second quarter of 2023 was also impacted by an illegal blockade and a $2.8 million one-time payment related to a new labour agreement with the worker’s union.
●	Operating income at the Caylloma Mine for the second quarter of 2024 increased to $11.4 million compared to $5.8 million in the comparable period as a result of higher sales as described above and lower processing costs per tonne from lower energy costs and lower maintenance costs.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $112.7 million for the three months ended June 30, 2024, an increase of $68.3 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine, which was still under construction in the comparable period of 2023 and higher contributions from Yaramoko.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the three months ended June 30, 2024 was $43.3 million. Refer to the section entitled “Non-IFRS Measures” for more detailed information.

First Six Months of 2024 vs First Six Months of 2023

Operating income for the six months ended June 30, 2024 was $102.6 million, an increase of $71.0 million over the same period in 2023 which was primarily due to:

●	Higher operating income at the Lindero Mine was the result of the expiration of the export duty of 8% on gold sales at the end of 2023 and lower mining costs per tonne.
●	Yaramoko saw an increase in operating income to $40.6 million compared to $24.0 million in the previous period primarily driven by higher metal prices and a lower cost of depletion per ounce from the 55 Zone partially offset by higher energy costs from diesel power generation due to power grid power constraints and a $2.8 million write-down of marginal stockpiles.
●	Séguéla recognized operating income of $45.1 million in the first six months. In the comparable period the mine was still under construction. Operating income at Séguéla included $33.3 million in depletion related to the purchase price of Roxgold Inc. in 2021.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

●	For the first six months of 2024 San Jose recognized operating income of $2.3 million compared to $0.9 million for the same period of 2023. The increase in operating income was primarily due to higher metal prices and lower depletion as well as the previous period being impacted by an illegal blockade and incurring $1.5 million in stand-by costs and $2.8 million under a one-time payment for a new labour agreement with the worker’s union.
●	Operating income at the Caylloma Mine for the first six months of 2024 was $19.7 million, an increase from $14.1 million in the same period of 2023 as a result of higher realized metal prices.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $207.8 million for the six months ended June 30, 2024, an increase of $98.3 million over the same period in 2023. Higher adjusted EBITDA was primarily the result of contributions from the Séguéla Mine, which was still under construction in the comparable period of 2023, which offset lower adjusted EBITDA at San Jose.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income. Net income for the six months ended June 30, 2024 was $72.4 million. Refer to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cash Cost (“AISC”)

Second Quarter 2024 vs Second Quarter 2023

Consolidated AISC per gold equivalent ounce (“GEO”) sold for the second quarter of 2024 was $1,656 compared to $1,799 for the comparable quarter of 2023. The lower AISC was the result of higher GEOs sold due to production from the Séguéla mine which was under construction in the previous period and lower sustaining capital at the Yaramoko mine which was offset by higher sustaining capital at Lindero primarily due to the heap leach expansion project and higher royalties due to higher metal prices. Adjusting for San Jose, which is mining its last year of Mineral Reserves, AISC per GEO was $1,584 for the current quarter.

First Six Months of 2024 vs First Six Months of 2023

Consolidated AISC per GEO sold for the first six months of 2024 was $1,577 compared to $1,648 for the comparable period of 2023. The decrease was primarily the result higher GEO sales offsetting higher sustaining capital expenditures due to the heap leach construction at the Lindero Mine and higher royalties due to higher metal prices. Adjusting for San Jose, which is mining its last year of Mineral Reserves, AISC per GEO was $1,499 for the first half of 2024.

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
(Expressed in millions)	2024	2023	% Change	2024	2023	% Change
Mine G&A	9.9	6.2	60%	16.9	12.1	40%
Corporate G&A	6.6	7.2	(8%)	15.5	14.1	10%
Share-based payments	5.8	1.1	427%	8.0	3.3	142%
Workers' participation	0.1	—	0%	0.2	0.1	100%
Total	22.4	14.5	54%	40.6	29.6	37%

G&A expenses for the three months ended June 30, 2024 increased 54% to $22.4 million compared to $14.5 million reported in the same period in 2023. The increase was the result of Séguéla commencing production and costs no longer being capitalized and higher share-based payments due to an increase in the share price during the quarter and the impact on the valuation of restricted share units expected to settle in cash.

G&A expenses for the six months ended June 30, 2024 increased 37% to $40.6 million compared to $29.6 million reported in the same period in 2023. The increase was the result of Séguéla commencing production and costs no longer being

Fortuna | 10

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

capitalized, higher G&A at Lindero and higher share-based payments due to an increase in the share price during the first half of the year and the impact on the valuation of restricted share units expected to settle in cash.

Foreign Exchange Loss

Foreign exchange loss for the three months ended June 30, 2024 decreased $0.6 million to $1.4 million compared to $2.0 million reported in the same period in 2023. Foreign exchange losses for the quarter were primarily the result of the devaluation of the Argentine Peso and the impact on VAT Receivables and the devaluation of the Euro relative to the US Dollar impacting balances denominated in the West African Franc. The Company also incurred $0.3 million in foreign exchange losses due to the purchase of Euros on the open market in order to repatriate funds from West Africa.

Foreign exchange loss for the six months ended June 30, 2024 increased $2.0 million to $5.5 million compared to $3.5 million reported in the same period in 2023. Foreign exchange losses for the quarter were due to $1.6 million in costs associated with the purchase of Euros on the open market in West Africa as part of the repatriation of funds as well as the devaluation of the Euro and the impact on West African Franc denominated receivables.

Income Tax Expense

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Burkina Faso, Australia, and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate (“ETR”) including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

Income tax expense for the three months ended June 30, 2024 was $7.7 million compared to $1.0 million reported in the same period in 2023. The $6.7 million increase in the income tax expense was a result of higher income before taxes primarily driven by Séguéla. A deferred tax recovery of $16.0 million in the quarter was primarily a result of the recognition of $12.0 million of previously unrecognized deferred tax assets that offset the deferred tax liability arising from the issuance of the 2024 Notes.

Income tax expense for the six months ended June 30, 2024 was $22.2 million compared to $9.0 million reported in the same period in 2023. The $13.2 million increase in the income tax expense was a result of the accrual of income taxes at Séguéla and was partially offset by lower income tax expenses at San Jose due to lower income before tax and the deferred tax impact of the 2024 Notes issuance described above.

The ETR for the three months ended June 30, 2024 was 15% compared to 24% for the same period in 2023. The decrease of 9% is primarily a result of the recognition of a previously unrecognized deferred tax asset to offset the deferred tax liability arising from the issuance of the 2024 Notes.

The ETR for the six months ended June 30, 2024 was 24% compared to 37% for the same period in 2023. The decrease of 14% is primarily a result of higher net income before tax, the San Jose Mine no longer generating taxable income and the impact of the issuance of the 2024 Notes described above offset by the accrual of taxes at Séguéla in the first half of 2024.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in the Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes placed on the leach pad	1,408,791	1,503,323	2,956,114	2,981,471

Gold
Grade (g/t)	0.61	0.62	0.60	0.83
Production (oz)	22,874	25,456	46,136	50,714
Metal sold (oz)	21,511	25,140	43,230	51,952
Realized price ($/oz)	2,335	1,975	2,201	1,879

Unit Costs
Cash cost ($/oz Au)[1]	1,092	878	1,050	884
All-in sustaining cash cost ($/oz Au)[1]	2,033	1,686	1,832	1,550

Capital Expenditures ($000's) [2]
Sustaining	16,151	13,337	25,958	21,082
Sustaining leases	587	599	1,185	1,197
Non-sustaining	195	136	349	323
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

2 Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

During the second quarter of 2024, total mined ore was 1.8 million tonnes at a stripping ratio of 0.7:1. A total of 1,408,791 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.61 g/t, containing an estimated 27,663 ounces of gold. Gold production for Q2 2024 totaled 22,874 ounces, a 10% decrease from the second quarter of 2023, primarily due to a planned eight-day maintenance shutdown of the high-pressure grinding rolls (HPGR) and the agglomeration plant, coupled with a period of lower mechanical availability of front-end loaders.

The cash cost per ounce of gold for the quarter ended June 30, 2024 was $1,092 compared to $878 in the same period of 2023. The increase in cash cost per ounce of gold was primarily related to low mechanical availability of front-end loaders, higher maintenance costs due to the eight-day maintenance shutdown in the quarter and higher ounces sold in the comparable period.

The all-in sustaining cash cost per gold ounce sold during Q2 2024 was $2,033, an increase from $1,686 in the second quarter of 2023. The increase for the quarter was primarily due to higher cash costs as described above and higher sustaining capital to support the expansion of the heap leach pad. The leach pad project accounts for approximately $400 per ounce in the all-in sustaining cost for 2024.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

As of June 30, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 58% complete. The construction of the project commenced in January 2024, with contractors on site undertaking earthworks and construction of the impulsion line, and liner deployment. Procurement is 96% complete, with critical path items onsite. Pump manufacturing for the new impulsion line was completed on schedule and arrived on site in July. Liner installation has commenced and contracts for the major mechanical works have been executed. The Company expects to start placing ore on the leach pad expansion in the fourth quarter of 2024.

Yaramoko Mine, Burkina Faso

The Yaramoko Mine is located in southwestern Burkina Faso, and began commercial production in 2016. The operation consists of two underground mines feeding ore to a traditional gold processing facility where the ore is crushed, milled and subject to carbon-in-leach extraction processes, prior to electrowinning and refining where gold is poured to doré bars. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	121,391	144,202	229,110	283,852

Gold
Grade (g/t)	8.40	6.51	8.58	6.23
Recovery (%)	98	98	98	98
Production (oz)	31,447	29,002	58,624	55,439
Metal sold (oz)	31,455	25,946	58,627	55,476
Realized price ($/oz)	2,334	1,976	2,223	1,933

Unit Costs
Cash cost ($/oz Au)[1]	896	719	830	772
All-in sustaining cash cost ($/oz Au)[1]	1,389	1,626	1,382	1,564

Capital Expenditures ($000's) [2]
Sustaining	5,110	14,318	14,731	27,867
Sustaining leases	1,018	1,161	2,067	2,520
Non-sustaining	1,542	–	1,542	–
Brownfields	1,397	1,019	2,760	2,210
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the second quarter of 2024, 121,391 tonnes of ore were treated at an average head grade of 8.40 g/t, producing 31,447 ounces of gold. This represents a 29% increase in grade and an 8% increase in production, when compared to the same period in 2023. Higher gold production in the second quarter of 2024 was a result of higher head grades, offsetting lower tonnes milled. Processing operations at Yaramoko were also affected by intermittent power supply from the grid, however, our backup diesel generators mitigated the bulk of these constraints.

During the quarter, 89,991 tonnes of ore were mined averaging 7.81 g/t Au from 55 Zone, and 21,361 tonnes of ore averaging 8.89 g/t Au from QV Prime, totaling 111,352 tonnes averaging 8.02 g/t Au. In May, a rock burst occurred in the deeper levels of the 55 Zone, which interrupted production for a period of 10 days. No injuries or loss of property occurred as a result of the seismic event. Changes to the stoping sequence and design of underground excavations have been implemented based on a geotechnical evaluation.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

The cash cost per ounce of gold sold for the quarter ended June 30, 2024, was $896, compared to $719 in the same period in 2023. The increase for the quarter is mainly attributed to the reallocation of fixed mining costs from capital to operating expenses, lower processed ore, and higher energy costs from the use of diesel generators to offset constrained grid supply. This was partially offset by higher ounces sold in the period.

During the quarter power sourced from the grid was restricted to 45% with the balance coming from diesel power generation. This increased the cost per kilowatt hour with diesel generation costing $0.42/kwh compared to $0.24/kwh for grid power. The impact on total cost was mostly offset by lower energy consumption at the mine. Through the month of July availability of power from the grid was at 95%.

The all-in sustaining cash cost per gold ounce sold was $1,389 for the quarter ended June 30, 2024, compared to $1,626 in the same period of 2023. The change in the quarter was primarily due to higher volume of ounces sold, lower sustaining capital expenditure and lower sustaining lease expenses in 2024. This was partially offset by higher royalty costs due to higher metal prices and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce.

Drilling and development operations continued to extend the mining boundaries to the east and west of 55 Zone and demonstrate wider mineable widths than expected. In the third quarter, drilling will also focus on testing the potential for further strike extensions of 55 Zone, as well as testing the strike extensions that we currently see in QV Prime.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire, and began commercial production on July 1, 2023. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	318,457	109,605	713,294	109,605
Average tonnes crushed per day	3,461	1,611	3,898	1,611

Gold
Grade (g/t)	3.47	1.56	3.09	1.32
Recovery (%)	94	90	94	77
Production (oz)	32,983	4,023	67,539	4,023
Metal sold (oz)	33,102	-	67,552	-
Realized price ($/oz)	2,332	-	2,211	-

Unit Costs
Cash cost ($/oz Au)[1]	564	-	511	-
All-in sustaining cash cost ($/oz Au)[1]	1,097	-	1,021	-

Capital Expenditures ($000's) [2]
Sustaining	5,779	-	8,805	-
Sustaining leases	2,437	-	4,702	-
Non-sustaining	8,605	-	9,640	-
Brownfields	1,190	-	6,086	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

Quarterly Operating and Financial Highlights

In the second quarter of 2024, mined material totaled 420,222 tonnes of ore, averaging 3.03 g/t Au, and containing an estimated 40,912 ounces of gold from the Antenna, Ancien and Koula pits. Movement of waste during the quarter totaled 2,495,838 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 364,491 tonnes of ore to provide higher grade feed to the processing plant during the power supply constraints detailed below. Mining at the Ancien and Koula pits provided the balance of ore production with 1,645,716 tonnes of the waste stripping occurring there.

Séguéla processed 318,457 tonnes in the quarter, producing 32,983 ounces of gold, at an average head grade of 3.47 g/t Au. During the quarter the mine experienced intermittent power outages from April to early July which resulted in the loss of 19 days of operating time for the mill. The loss of power was the result of power shedding from the national grid supplier due to failures at two power plants in Côte d’Ivoire. Since early July the mine has been receiving stable grid power. To guarantee mine power supply in the event of future outages the Company is sourcing expanded backup diesel power generation capabilities to support the entire process operation.

The potential impact to gold production from the intermittent power outages was largely mitigated by delivering higher grade feed to the mill and the benefits of operating efficiencies which have allowed the mill to operate at a throughput

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

rate of 208 tonnes per hour compared to a name place capacity of 154 tonnes per hour. Séguéla’s 2024 production guidance of 126,000 to 138,000 oz Au remains unaffected.

Cash cost per gold ounce sold was $564, and the all-in sustaining cash cost per gold ounce sold was $1,097 for Q2 2024. Both were below plan and guidance.

San Jose Mine, Mexico

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, gold and silver production, and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	176,214	194,887	357,317	441,623
Average tonnes milled per day	1,980	2,633	2,077	2,760

Silver
Grade (g/t)	140	168	143	186
Recovery (%)	87	91	88	91
Production (oz)	684,176	957,265	1,443,287	2,260,577
Metal sold (oz)	666,218	942,671	1,412,825	2,271,004
Realized price ($/oz)	29.33	24.09	26.24	23.20

Gold
Grade (g/t)	1.09	1.02	0.99	1.13
Recovery (%)	85	90	86	90
Production (oz)	5,269	5,778	9,802	14,009
Metal sold (oz)	5,010	5,695	9,470	14,050
Realized price ($/oz)	2,344	1,973	2,218	1,929

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	24.91	15.79	23.34	13.16
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	27.55	24.07	25.77	19.01

Capital Expenditures ($000's) [3]
Sustaining	–	3,593	–	7,366
Sustaining leases	216	214	477	376
Non-sustaining	2,313	524	5,790	793
Brownfields	–	788	–	1,875
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the second quarter of 2024, San Jose produced 684,176 ounces of silver and 5,269 ounces of gold, 29% and 9% decreases respectively, at average head grades for silver and gold of 140 g/t and 1.09 g/t, a 17% decrease and 7% increase respectively, when compared to the same period in 2023. The decrease in silver and gold production, when compared to the first quarter of 2023, is explained by lower tonnes extracted and lower grades for silver, which is consistent with the annual plan and guidance. During the second quarter, the processing plant milled 176,214 tonnes at an average of 1,980 tonnes per day, in line with the plan for the period.

The cash cost per silver equivalent ounce for the three months ending June 30, 2024, was $24.91, an increase from $15.79 in the same period of 2023. The San Jose Mine has less operational flexibility in 2024 compared to 2023, due to the reduced and more dispersed Mineral Reserves associated with the Trinidad deposit, which also increased mine costs. Ore processed decreased by 10% due to lower tonnes mined.

The all-in sustaining cash cost per payable silver equivalent ounce for the three months ended June 30, 2024, increased by 14% to $27.55. This compares to $24.07 per ounce for the same period in 2023. These increases were mainly driven by higher cash costs and lower production and partially offset by lower capital expenditure. Management conducts regular assessments and trade-offs between maintaining operations at the mine or putting it on care and maintenance.

Sustaining capital expenditures have decreased as we near the anticipated closure of the mine. Drilling in 2024 was higher due to the drilling campaign at the Yessi vein, which was discovered in the third quarter of 2023. Exploration at the Yessi vein is ongoing.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, gold, lead, and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mine Production
Tonnes milled	136,543	137,004	273,639	262,999
Average tonnes milled per day	1,552	1,539	1,546	1,494

Silver
Grade (g/t)	83	84	85	83
Recovery (%)	84	83	83	81
Production (oz)	306,398	305,296	621,858	588,362
Metal sold (oz)	267,569	336,086	593,051	599,656
Realized price ($/oz)	28.55	24.13	25.69	23.30

Gold
Grade (g/t)	0.11	0.12	0.11	0.16
Recovery (%)	30	16	29	40
Production (oz)	143	89	293	255
Metal sold (oz)	60	-	123	22
Realized price ($/oz)	2,351	-	2,179	1,895

Lead
Grade (%)	3.83	3.72	3.66	3.27
Recovery (%)	91	91	91	87
Production (000's lbs)	10,525	10,207	20,055	19,716
Metal sold (000's lbs)	9,422	11,419	19,247	20,201
Realized price ($/lb)	0.98	0.96	0.96	0.99

Zinc
Grade (%)	4.80	5.18	4.63	4.14
Recovery (%)	90	90	90	89
Production (000's lbs)	13,040	14,037	25,223	27,088
Metal sold (000's lbs)	12,710	13,986	25,175	27,800
Realized price ($/lb)	1.29	1.23	1.20	1.34

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	13.94	14.35	12.66	13.60
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	19.87	19.18	18.38	18.12

Capital Expenditures ($000's) [3]
Sustaining	2,794	2,943	6,171	5,753
Sustaining leases	974	957	1,880	1,813
Brownfields	333	336	691	540
[1] Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures
[3] Capital expenditures are presented on a cash basis

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the second quarter, the Caylloma Mine produced 306,398 ounces of silver, which was in line with the second quarter of 2023, at an average head grade of 83 g/t Ag.

Lead and zinc production for the quarter were 10.5 million pounds of lead, and 13.0 million pounds of zinc. Lead production increased 3% and zinc production decreased by 7% compared to the same period in 2023. Head grades averaged 3.83%, and 4.80%, a 3% increase and 7% decrease, respectively, when compared to the second quarter of 2023.

The cash cost per silver equivalent ounce sold for the three months ended June 30, 2024 was $13.94, a 3% decrease compared to the comparable period in 2023. This was primarily due to lower energy and maintenance costs in the plant.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended June 30, 2024, was $19.87 compared to $19.18 for the same period in 2023. The higher all-in sustaining cash cost per ounce was the result of higher silver prices on the calculation of silver equivalent ounces.

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to June 30, 2024:

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Sales	260.0	224.9	265.3	243.1	158.4	175.7	164.7	166.6
Mine operating income	79.9	69.9	51.9	65.9	31.9	40.4	26.0	24.7
Operating income (loss)	55.4	47.1	(77.4)	45.4	7.7	23.9	(173.1)	5.7
Net income (loss)	43.3	29.1	(89.8)	30.9	3.5	11.9	(160.4)	(4.1)

Basic (loss) earnings per share	0.13	0.09	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)
Diluted (loss) earnings per share	0.13	0.09	(0.30)	0.09	0.01	0.04	(0.52)	(0.01)

Total assets	2,024.8	1,947.4	1,967.9	2,046.6	1,991.5	1,946.1	1,876.2	2,032.6
Debt	167.2	167.6	206.8	246.6	285.9	244.9	219.2	204.2

Figures may not add due to rounding

Sales increased 16% in the second quarter of 2024 to $260.0 million compared to $224.9 million in the first quarter of 2024 due to higher gold equivalent production of 116,570 ounces compared to 112,543 in the previous quarter and higher metal prices. Net income increased by $14.2 million compared to the first quarter of 2024 due to higher sales and the recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the 2024 Notes.

Sales decreased 15% in the first quarter of 2024 to $224.9 million compared to $265.3 million in the fourth quarter of 2023 due to lower production and partially offset by higher metal prices. Net income increased by $118.9 million compared to the fourth quarter of 2023 due to an impairment charge recognized at the San Jose Mine and a number of onetime charges in the previous quarter.

Sales increased 9% in the fourth quarter of 2023 to $265.3 million compared to $243.1 million in the third quarter of 2023 due to higher production. Net income decreased by $120.7 million compared to the third quarter of 2023 as a result of an impairment charge at San Jose and a number of onetime charges.

Sales increased 53% in the third quarter of 2023 to $243.1 million compared to $158.4 million in the second quarter of 2023. Sales in the quarter were impacted by the addition of Séguéla as an operating mine. Net income increased by $27.4

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

million compared to the second quarter of 2023 as a result of contributions from Séguéla which was in ramp-up during the previous quarter and the return to full operations at San Jose following an illegal blockade.

Sales decreased 10% in the second quarter of 2023 to $158.4 million compared to $175.7 million in the first quarter of 2023. Sales in the quarter were impacted by the illegal blockade at San Jose. Net income decreased by $8.4 million compared to the first quarter of 2023 as a result of lower sales and $7.3 million of other operating expenses related to care and maintenance, stand-by charges, and one-time payments associated with the work stoppages at Yaramoko and San Jose.

Sales increased 7% in the first quarter of 2023 to $175.7 million compared to $164.7 million in the fourth quarter of 2022 as higher gold sales and realized prices offset lower silver production. Net income increased by $172.3 million compared to the fourth quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) in the previous quarter.

Sales decreased 1% in the fourth quarter of 2022 to $164.7 million compared to $166.6 million in the third quarter of 2022 as lower production was offset by higher metal prices. Net loss increased by $156.3 million compared to the third quarter of 2022 as a result of an impairment charge of $182.8 million ($164.5 million net of tax) related to write-downs in the carrying values of the San Jose, Yaramoko, and Lindero cash generating units.

Sales decreased 1% in the third quarter of 2022 to $166.6 million compared to $167.9 million in the second quarter of 2022 as higher production was offset by lower realized metal prices. Mine operating income was impacted by higher processing costs and a $1.0 million write down of inventory to net realizable value at Yaramoko. Net income decreased $5.8 million compared to the second quarter of 2022 primarily due to the factors described above as well the write-off of the Tlamino property for $3.4 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $105.6 million at June 30, 2024 compared to $128.1 million at the end of 2023. The decrease in cash and cash equivalents was primarily the result of paying down debt, mostly in the second quarter, with net payments of $165.0 million to bring the outstanding balance of the revolving credit facility to $nil and $46.1 million deposited into trust to settle the 2019 Debentures which was partially offset by the receipt of $172.5 million from the issuance of the 2024 Notes. Significant cash flow movements for the quarter are described below.

Operating Activities

Cash flow generated from operating activities for the three months ending June 30, 2024 increased to $73.5 million compared to $44.2 million in Q2 2023. Prior to working capital adjustments, the Company generated $93.0 million in operating cash flow compared to $41.6 million in the prior period primarily due to the addition of Séguéla as an operating mine and higher metal prices. This was offset by negative working capital movements of $19.6 million which primarily consisted of the following:

●	An increase in receivables of $9.3 million driven by an increase in VAT receivables of $4.9 million at Séguéla and $4.3 million at Yaramoko
●	An increase of inventories of $13.5 million related in part to a $2.3 million increase in material and supplies and $2.6 million in metals inventory at Séguéla and a $1.5 million increase in materials and supplies and $4.5 million in metals inventory at Lindero

Higher income taxes paid for the quarter were the result of $17.4 million paid by Séguéla related to two installments on taxes accrued for 2023 income. A third installment payment will be made in September of 2024.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Investing Activities

For the three months ended June 30, 2024 the Company invested $50.4 million in capital expenditures on a cash basis consisting of $32.8 million in sustaining capital and $17.6 million in expansionary capital. Capital investments consisted primarily of the following:

Sustaining

●	$16.2 million at Lindero primarily for the construction of the heap leach pad expansion and capitalized stripping
●	$6.5 million at Yaramoko primarily for underground development
●	$6.9 million at Séguéla primarily for capitalized stripping and construction of a tailings dam raise
●	$3.1 million at Caylloma for underground development

Expansionary

●	$4.9 million related to exploration and study work at the Diamba Sud project
●	$1.7 million for exploration of the Yessi Vein and other expansionary targets at San Jose
●	$6.5 million to acquire one half of the 1.2% NSR royalty held by Franco Nevada on the Séguéla property
●	$2.1 million in non-sustaining exploration at the Séguéla property

During the period, the Company also realized an investment gain of $2.5 million related to blue chip swaps at Lindero to access a foreign exchange window opened by the Argentine Government.

Financing Activities

Financing activities for the quarter primarily consisted of the following:

●	$46.1 million was deposited into trust to redeem the 2019 Debentures
●	A net payment of $125.0 million was made on Company’s revolving credit facility bringing the outstanding balance to $nil
●	The Company issued $172.5 million in convertible notes
●	$5.1 million in lease payments

Subsequent to June 30, 2024, a number of holders of the 2019 Debentures exercised their right to convert their debt into Common Shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 Common Shares per $1,000 principal amount of debentures. As a result the Company issued 7,184,000 common shares of the Company to such debenture holders and $35.9 million of the funds held in trust related to the proposed redemption of the 2019 Debentures were returned to the Company.

Capital Resources

The Company maintains a $250.0 million revolving credit facility (“Credit Facility”). As at June 30, 2024, the Company had drawn down $nil of the available credit (excluding letters of credit). The Credit Facility has a term of four years and matures on November 4, 2025. The amount available under the Credit Facility steps down to $175.0 million on November 4, 2024. Interest accrues on SOFR loans under the Credit Facility at SOFR plus an applicable margin of 2.25% to 3.25% which varies depending on the consolidated leverage levels of the Company.

The Credit Facility includes covenants customary for a facility of this nature including, among other matters, reporting requirements, and positive, negative, and financial covenants set out therein. As at June 30, 2024, the Company was in compliance with all of the covenants under the Credit Facility.

As at	June 30, 2024	December 31, 2023	Change
Cash and cash equivalents	105.6	128.1	(22.5)
Credit facility	250.0	250.0	-

Fortuna | 21

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Total liquidity available	355.6	378.1	(22.5)
Amount drawn on credit facility[1]	—	(165.0)	165.0
Net liquidity position	355.6	213.1	142.5
[1]Excluding letters of credit

Figures may not add due to rounding

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes on a private placement basis before transaction costs of $6.4 million. The 2024 Notes bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year beginning on December 31, 2024, and will mature on June 30, 2029.  The 2024 Notes are the Company’s senior unsecured obligations and rank equally with all of the Company’s existing and future senior unsecured indebtedness.

Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes (which represents an initial conversion price of approximately $6.591 per common share). A holder that surrenders 2024 Notes for conversion in connection with a “make-whole fundamental change” or a notice of redemption may in certain circumstances be entitled to an increased conversion rate.

The Company may not redeem the 2024 Notes before July 5, 2027, except in the event of certain changes in Canadian tax law. At any time on or after July 5, 2027, the Company may redeem all or part of the 2024 Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption exceeds 130% of the conversion price in effect on each such trading day. The redemption price will be equal to the sum of 100% of the principal amount of the 2024 Notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Company may also redeem the 2024 Notes upon the occurrence of certain changes to the laws governing Canadian withholding taxes. In addition, the Company will be required to offer to purchase for cash all of the outstanding 2024 Notes upon a “fundamental change” at a purchase price in cash equal to 100% of the principal amount of the 2024 Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date.

The 2024 Notes are not listed, and the Company does not intend to apply for the listing of the 2024 Notes, on any securities exchange.

Contractual Obligations

Significant changes to our commitments and contractual obligations as at June 30, 2024 are outlined below.

	Expected payments due by year as at June 30, 2024
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$143,153	$-	$-	$-	$143,153
Debt	45,715	-	172,500	-	218,215
Income taxes payable	43,660	-	-	-	43,660
Lease obligations	20,889	37,277	4,757	7,571	70,494
Other liabilities	-	4,547	-	-	4,547
Closure and reclamation provisions	8,112	24,406	7,253	31,559	71,330
	$261,529	$66,230	$184,510	$39,130	$551,399

Fortuna | 22

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

SEMARNAT Dispute

On January 5, 2023, the Company announced that it had received notice of a resolution (“SEMARNAT Resolution”) from the Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”) which provides that SEMARNAT has annulled and is re-assessing the 12-year extension to the environmental impact authorization (“EIA”) for the San Jose Mine that it had granted to Fortuna’s wholly-owned subsidiary, Compania Minera Cuzcatlan S.A. de C.V. (“Minera Cuzcatlan”) in December 2022.

Minera Cuzcatlan initiated legal proceedings in the Mexican Federal Administrative Court (the “Court”) to contest and revoke the annulment of the EIA, and also obtained a permanent injunction which allows the San Jose Mine to continue to operate under the terms of the 12-year EIA until the determination of these legal proceedings.

On October 30, 2023, the Company announced that the Court had ruled in favour of Minera Cuzcatlan and reinstated the 12-year EIA.  The decision of the Court has been appealed and was admitted by the Mexican Collegiate Court (the “Appeals Court”) in January 2024.  Minera Cuzcatlan filed a response with the Appeals Court in February 2024.  A decision of the Appeals Court is expected within the next six to 12 months.  The permanent injunction that Minera Cuzcatlan already has remains in effect.

Until the determination of these legal proceedings, the Company has agreed with its lenders to certain temporary restrictions under the Credit Facility (which restrictions have been reduced from those imposed by the lenders in 2023) as follows:

●	The Company may not exercise the $50.0 million accordion feature.

●	The Company must maintain a minimum liquidity balance of $70.0 million. In the event that the Company fails to maintain this minimum requirement over a period of 30 days, the availability of the credit under the facility will be reduced to $200.0 million. The credit availability will revert to $250.0 million once the Company re-establishes the minimum liquidity balance requirement over a period of 30 days.

●	The Company cannot make any cash-based permitted acquisition and investments, nor any discretionary expansionary capital expenditures.

●	The Company may not make investments in or provide financial assistance to non-guaranteeing subsidiaries in excess of $3.0 million

In the event that: (1) the permanent injunction ceases to be in effect; (2) the Court upholds the SEMARNAT Resolution, (3) an Administrative Authority issues a resolution to cease operations at the San Jose Mine, or (4) a positive unappealable decision in the Mexican Legal Proceedings is not received before December 31, 2024, the availability under the Credit Facility will be reduced to nil, and an event of default will occur thereunder.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Fortuna | 23

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Provisionally priced trade receivables of $18.8 million are the Company’s only level 2 fair valued instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The forward sales, and forward foreign exchange contracts liabilities are valued based on the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

See Note 3 (section m) and Note 28 of the 2023 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 313,330,829 common shares outstanding as at August 7, 2024. In addition, there were 2,054,962 equity-settled performance share units outstanding. There were no incentive stock options outstanding.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

As at June 30, 2024, the Company had $45.7 million of 2019 Debentures outstanding.  The 2019 Debentures were due to mature on October 31, 2024 and bore interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October. The 2019 Debentures were convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share. Refer to Note 14 of the 2023 Financial Statements for additional details.

Subsequent to June 30, 2024, a number of the holders of the 2019 Debentures exercised their right to convert the debentures into Common Shares of the Company at an exercise price of $5.00 per share representing a conversion rate of 200 Common Shares per $1,000 principal amount of debentures. As a result the Company issued 7,184,000 common shares of the Company to such debenture holders. See “Corporate Developments” for additional information.

Normal Course Issuer Bid

On April 30, 2024, Fortuna announced that the TSX had approved the renewal of the Company’s NCIB program to purchase up to 15,287,201 of its outstanding common shares.

Fortuna | 24

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions with key management personnel during the three and six months ended June 30, 2024 and 2023:

Key Management Personnel

During the three and six months ended June 30, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $ thousands)	2024	2023	2024	2023
Salaries and benefits	2,038	1,985	4,969	4,814
Directors fees	214	207	429	414
Consulting fees	16	17	33	33
Share-based payments	3,539	565	5,280	1,825
	5,807	2,774	10,711	7,086

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Q2 2024 Financial Statements, including but not limited to: cash cost per ounce of gold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash costs per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented except for all-in sustaining costs per silver equivalent ounce sold. Costs associated with right of use leases were removed in Q1 2024 to better align the calculation with all-in sustaining costs per gold equivalent ounces sold. Prior period comparatives have been updated to reflect the change.

Fortuna | 25

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs and performance.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's ability to generate operating earnings and cash flows from its mining operations, and uses such measures to monitor the performance of the Company's mining operations. In addition, the Company believes that each measure provides useful information to investors in comparing, on a mine-by-mine basis, our operations relative performance on a period-by-period basis, against our competitors operations.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of non-sustaining capital.

Fortuna | 26

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Free cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, including Lindero commissioning, less sustaining capital expenditures and current income tax expense and adding back income taxes paid, changes in long-term receivable sustaining capital expenditures, one time transaction costs, payments of lease liabilities and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures.
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), and certain non-recurring items. Although some of the items are recurring, such as; loss on disposal of assets and non-hedge derivative gains and losses, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results.

Net Income Attributable Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, but not reflective of the Company's underlying operations, such as foreign exchange gains (losses) related to the construction of the Séguéla Mine, gains and losses and other one-time costs related to acquisitions, impairment charges (reversals), unrealized gains (losses) on derivatives and certain non-recurring items, included in “Other expenses” on the Consolidated Income Statement. Other companies may calculate Adjusted EBITDA differently.

Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

Working Capital	Working capital is non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Cash Cost per Ounce of Gold Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of gold equivalent sold to the cost of sales in the Q2 2024 Financial Statements:

Cash Cost Per Gold Equivalent Ounce	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs

Fortuna | 27

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Sold - Q2 2024
Cost of sales	36,010	50,839	51,430	25,524	16,239	180,044
Inventory adjustment	(228)	(2,852)	—	443	—	(2,637)
Depletion, depreciation, and amortization	(11,580)	(13,784)	(27,130)	(573)	(3,358)	(56,425)
Royalties and taxes	(116)	(6,009)	(5,629)	(867)	(229)	(12,850)
By-product credits	(704)	—	—	—	—	(704)
Other	—	—	—	6	(350)	(344)
Treatment and refining charges	—	—	—	743	2,287	3,030
Cash cost applicable per gold equivalent ounce sold	23,382	28,194	18,671	25,276	14,589	110,112
Ounces of gold equivalent sold	21,409	31,455	33,102	12,670	12,858	111,495
Cash cost per ounce of gold equivalent sold ($/oz)	1,092	896	564	1,995	1,135	988
Gold equivalent was calculated using the realized prices for gold of $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb, and $2,835/t Zn for Q2 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q2 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	40,280	38,353	—	29,366	18,543	126,542
Inventory adjustment	—	(827)	—	—	—	(827)
Depletion, depreciation, and amortization	(11,873)	(15,788)	—	(8,532)	(3,405)	(39,598)
Royalties and taxes	(3,850)	(3,086)	—	(1,040)	(519)	(8,495)
By-product credits	(2,486)	—	—	—	—	(2,486)
Other	—	—	—	267	(483)	(216)
Treatment and refining charges	—	—	—	1,113	5,257	6,370
Cash cost applicable per gold equivalent ounce sold	22,071	18,652	—	21,174	19,393	81,290
Ounces of gold equivalent sold	25,130	25,946	—	16,382	16,536	83,994
Cash cost per ounce of gold equivalent sold ($/oz)	878	719	—	1,293	1,173	968
Gold equivalent was calculated using the realized prices for gold of $1,973/oz Au, $24.1/oz Ag, $2,115/t Pb, and $2,713/t Zn for Q2 2023
Figures may not add due to rounding

Fortuna | 28

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	70,059	85,790	96,640	49,248	33,344	335,083
Inventory adjustment	(228)	(2,852)	—	455	—	(2,625)
Depletion, depreciation, and amortization	(23,160)	(23,999)	(51,046)	(964)	(7,182)	(106,351)
Royalties and taxes	(369)	(10,302)	(11,101)	(1,571)	(583)	(23,926)
By-product credits	(1,127)	—	—	—	—	(1,127)
Other	—	—	—	—	(681)	(681)
Treatment and refining charges	—	—	—	1,717	3,518	5,235
Cash cost applicable per gold equivalent ounce sold	45,175	48,637	34,493	48,885	28,416	205,606
Ounces of gold equivalent sold	43,037	58,627	67,552	24,719	26,156	220,091
Cash cost per ounce of gold equivalent sold ($/oz)	1,050	830	511	1,978	1,086	934
Gold equivalent was calculated using the realized prices for gold of $2,213/oz Au, $26.1/oz Ag, $2,120/t Pb, and $2,644/t Zn for Year to Date 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	82,005	83,216	—	61,889	34,651	261,761
Inventory adjustment	15	(827)	—	—	—	(812)
Depletion, depreciation, and amortization	(25,065)	(33,156)	—	(18,444)	(6,888)	(83,553)
Royalties and taxes	(7,776)	(6,448)	—	(2,297)	(685)	(17,206)
By-product credits	(3,284)	—	—	—	—	(3,284)
Other	—	—	—	250	(955)	(705)
Treatment and refining charges	—	—	—	1,837	10,762	12,599
Cash cost applicable per gold equivalent ounce sold	45,895	42,785	—	43,235	36,885	168,800
Ounces of gold equivalent sold	51,893	55,418	—	39,511	32,712	179,535
Cash cost per ounce of gold equivalent sold ($/oz)	884	772	—	1,094	1,128	940
Gold equivalent was calculated using the realized prices for gold of $1,930/oz Au, $23.2/oz Ag, $2,174/t Pb, and $2,954/t Zn for YTD 2023
Figures may not add due to rounding

Fortuna | 29

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Ounce of Gold Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per ounce of gold equivalent sold for the three and six months ended June 30, 2024 and 2023:

AISC Per Gold Equivalent Ounce Sold - Q2 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,382	28,194	18,671	25,276	14,589	—	110,112
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	116	6,009	5,629	867	229	—	12,850
Worker's participation	—	—	—	—	472	—	472
General and administration	3,281	182	2,603	1,590	1,406	12,338	21,400
Stand-by	—	—	—	—	—	—	—
Total cash costs	26,779	36,162	26,903	27,733	16,696	12,338	146,611
Sustaining capital[1]	16,738	7,525	9,406	216	4,101	—	37,986
All-in sustaining costs	43,517	43,687	36,309	27,949	20,797	12,338	184,597
Gold equivalent ounces sold	21,409	31,455	33,102	12,670	12,858	—	111,495
All-in sustaining costs per ounce	2,033	1,389	1,097	2,206	1,617	—	1,656
Gold equivalent was calculated using the realized prices for gold of $2,334/oz Au, $29.1/oz Ag, $2,157/t Pb, and $2,835/t Zn for Q2 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Q2 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	22,071	18,652	—	21,174	19,393	—	81,290
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	3,850	3,086	—	1,040	519	—	8,495
Worker's participation	—	—	—	(333)	501	—	168
General and administration	2,507	609	—	1,722	1,290	8,312	14,440
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	28,428	25,680	—	27,687	21,703	8,312	111,810
Sustaining capital[1]	13,936	16,498	—	4,595	4,236	—	39,265
All-in sustaining costs	42,364	42,178	—	32,282	25,939	8,312	151,075
Gold equivalent ounces sold	25,130	25,946	—	16,382	16,536	—	83,994
All-in sustaining costs per ounce	1,686	1,626	—	1,971	1,569	—	1,799
Gold equivalent was calculated using the realized prices for gold of $1,973/oz Au, $24.1/oz Ag, $2,115/t Pb, and $2,713/t Zn for Q2 2023
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 30

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

AISC Per Gold Equivalent Ounce Sold - Year to Date 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,175	48,637	34,493	48,885	28,416	—	205,606
Inventory net realizable value adjustment	—	1,777	—	—	—	—	1,777
Royalties and taxes	369	10,302	11,101	1,571	583	—	23,926
Worker's participation	—	—	—	—	889	—	889
General and administration	6,160	732	3,771	3,048	2,625	22,987	39,323
Stand-by	—	—	—	—	—	—	—
Total cash costs	51,704	61,448	49,365	53,504	32,513	22,987	271,521
Sustaining capital[1]	27,143	19,558	19,593	477	8,742	—	75,513
All-in sustaining costs	78,847	81,006	68,958	53,981	41,255	22,987	347,034
Gold equivalent ounces sold	43,037	58,627	67,552	24,719	26,156	—	220,091
All-in sustaining costs per ounce	1,832	1,382	1,021	2,184	1,577	—	1,577
Gold equivalent was calculated using the realized prices for gold of $2,213/oz Au, $26.1/oz Ag, $2,120/t Pb, and $2,644/t Zn for Year to Date 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

AISC Per Gold Equivalent Ounce Sold - Year to Date 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	45,895	42,785	—	43,235	36,885	—	168,800
Inventory net realizable value adjustment	—	334	—	—	—	—	334
Royalties and taxes	7,776	6,448	—	2,297	685	—	17,206
Worker's participation	—	—	—	(312)	1,018	—	706
General and administration	4,499	1,498	—	3,524	2,434	17,081	29,036
Stand-by	—	2,999	—	4,084	—	—	7,083
Total cash costs	58,170	54,064	—	52,828	41,022	17,081	223,165
Sustaining capital[1]	22,279	32,597	—	9,617	8,106	—	72,599
All-in sustaining costs	80,449	86,661	—	62,445	49,128	17,081	295,764
Gold equivalent ounces sold	51,893	55,418	—	39,511	32,712	—	179,535
All-in sustaining costs per ounce	1,550	1,564	—	1,580	1,502	—	1,648
Gold equivalent was calculated using the realized prices for gold of $1,930/oz Au, $23.2/oz Ag, $2,174/t Pb, and $2,954/t Zn for YTD 2023
Figures may not add due to rounding
[1] Presented on a cash basis

Fortuna | 31

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Cost Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per payable ounce of silver equivalent sold (“SEO”) to the cost of sales in the Q2 2024 Financial Statements:

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	25,524	16,239	41,763
Inventory adjustment	443	—	443
Depletion, depreciation, and amortization	(573)	(3,358)	(3,931)
Royalties and taxes	(867)	(229)	(1,096)
Other	6	(350)	(344)
Treatment and refining charges	743	2,287	3,030
Cash cost applicable per silver equivalent sold	25,276	14,589	39,865
Ounces of silver equivalent sold[1]	1,014,526	1,046,393	2,060,919
Cash cost per ounce of silver equivalent sold ($/oz)	24.91	13.94	19.34

[1] Silver equivalent sold for Q2 2024 for San Jose is calculated using a silver to gold ratio of 79.9:1. Silver equivalent sold for Q2 2024 for Caylloma is calculated using a silver to gold ratio of 82.4:1, silver to lead ratio of 1:29.2 pounds, and silver to zinc ratio of 1:22.2 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q2 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	29,366	18,543	47,909
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(8,532)	(3,405)	(11,937)
Royalties and taxes	(1,040)	(519)	(1,559)
Other	267	(483)	(216)
Treatment and refining charges	1,113	5,257	6,370
Cash cost applicable per silver equivalent sold	21,174	19,393	40,567
Ounces of silver equivalent sold[1]	1,341,320	1,352,522	2,693,842
Cash cost per ounce of silver equivalent sold ($/oz)	15.79	14.35	15.06

1 Silver equivalent sold for San Jose for Q2 2023 is 81.9:1.Silver equivalent sold for Caylloma for Q2 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:28.2 pounds, and silver to zinc ratio 1:19.6.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	49,248	33,344	82,592
Inventory adjustment	455	—	455
Depletion, depreciation, and amortization	(964)	(7,182)	(8,146)
Royalties and taxes	(1,571)	(583)	(2,154)
Other	—	(681)	(681)
Treatment and refining charges	1,717	3,518	5,235
Cash cost applicable per silver equivalent sold	48,885	28,416	77,301
Ounces of silver equivalent sold[1]	2,094,621	2,244,876	4,339,497
Cash cost per ounce of silver equivalent sold ($/oz)	23.34	12.66	17.81

~~1~~  Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.5:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 84.8:1, silver to lead ratio of 1:26.7 pounds, and silver to zinc ratio of 1:21.4 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Fortuna | 32

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Cash Cost Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	61,889	34,651	96,540
Inventory adjustment	—	—	—
Depletion, depreciation, and amortization	(18,444)	(6,888)	(25,332)
Royalties and taxes	(2,297)	(685)	(2,982)
Other	250	(955)	(705)
Treatment and refining charges	1,837	10,762	12,599
Cash cost applicable per silver equivalent sold	43,235	36,885	80,120
Ounces of silver equivalent sold[1]	3,284,402	2,711,988	5,996,390
Cash cost per ounce of silver equivalent sold ($/oz)	13.16	13.60	13.36

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 81.3:1, silver to lead ratio of 1:23.6 pounds, and silver to zinc ratio of 1:17.4 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and six months ended June 30, 2024 and 2023:

AISC Per Silver Equivalent Ounce Sold - Q2 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	25,276	14,589	39,865
Royalties and taxes	867	229	1,096
Worker's participation	—	472	472
General and administration	1,590	1,406	2,996
Stand-by	—	—	—
Total cash costs	27,733	16,696	44,429
Sustaining capital[3]	216	4,101	4,317
All-in sustaining costs	27,949	20,797	48,746
Silver equivalent ounces sold[1]	1,014,526	1,046,393	2,060,919
All-in sustaining costs per ounce[2]	27.55	19.87	23.65

1 Silver equivalent sold for Q2 2024 for San Jose is calculated using a silver to gold ratio of 79.9:1. Silver equivalent sold for Q2 2024 for Caylloma is calculated using a silver to gold ratio of 82.4:1, silver to lead ratio of 1:29.2 pounds, and silver to zinc ratio of 1:22.2 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q2 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	21,174	19,393	40,567
Royalties and taxes	1,040	519	1,559
Worker's participation	(333)	501	168
General and administration	1,722	1,290	3,012
Stand-by	4,084	—	4,084
Total cash costs	27,687	21,703	49,390
Sustaining capital[3]	4,595	4,236	8,831
All-in sustaining costs	32,282	25,939	58,221
Silver equivalent ounces sold[1]	1,341,320	1,352,522	2,693,842
All-in sustaining costs per ounce[2]	24.07	19.18	21.61

1 Silver equivalent sold for San Jose for Q2 2023 is 81.9:1.Silver equivalent sold for Caylloma for Q2 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:28.2 pounds, and silver to zinc ratio 1:19.6.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Fortuna | 33

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

AISC Per Silver Equivalent Ounce Sold - Year to Date 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	48,885	28,416	77,301
Royalties and taxes	1,571	583	2,154
Worker's participation	—	889	889
General and administration	3,048	2,625	5,673
Stand-by	—	—	—
Total cash costs	53,504	32,513	86,017
Sustaining capital[3]	477	8,742	9,219
All-in sustaining costs	53,981	41,255	95,236
Silver equivalent ounces sold[1]	2,094,621	2,244,876	4,339,497
All-in sustaining costs per ounce[2]	25.77	18.38	21.95

1 Silver equivalent sold for Year to Date 2024 for San Jose is calculated using a silver to gold ratio of 84.5:1. Silver equivalent sold for Year to Date 2024 for Caylloma is calculated using a silver to gold ratio of 84.8:1, silver to lead ratio of 1:26.7 pounds, and silver to zinc ratio of 1:21.4 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Year to Date 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	43,235	36,885	80,120
Royalties and taxes	2,297	685	2,982
Worker's participation	(312)	1,018	706
General and administration	3,524	2,434	5,958
Stand-by	4,084	—	4,084
Total cash costs	52,828	41,022	93,850
Sustaining capital[3]	9,617	8,106	17,723
All-in sustaining costs	62,445	49,128	111,573
Silver equivalent ounces sold[1]	3,284,402	2,711,988	5,996,390
All-in sustaining costs per ounce[2]	19.01	18.12	18.61

1 Silver equivalent sold for Year to Date 2023 for San Jose is calculated using a silver to gold ratio of 83.1:1. Silver equivalent sold for Year to Date 2023 for Caylloma is calculated using a silver to gold ratio of 81.3:1, silver to lead ratio of 1:23.6 pounds, and silver to zinc ratio of 1:17.4 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023

Net cash provided by operating activities	73.5	44.2	122.5	85.4
Séguéla, working capital	-	4.4	-	4.4
Additions to mineral properties, plant and equipment	(32.8)	(36.2)	(65.2)	(66.5)
Gain on blue chip swap investments	2.5	-	5.1	-
Right of use payments	(5.6)	(2.9)	(10.6)	(5.8)
Other adjustments	1.0	-	(1.1)	0.1
Free cash flow from ongoing operations	38.6	9.5	50.7	17.6

Figures may not add due to rounding

Fortuna | 34

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023
Net income	43.3	3.5	72.4	15.3
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	-	(0.3)	(0.1)
Foreign exchange loss, Séguéla Mine	-	(0.2)	-	(0.1)
Unrealized loss (gain) on derivatives	-	(1.3)	-	(0.3)
Income tax, convertible debentures	(12.0)	-	(12.0)	-
Inventory adjustment	2.1	0.8	2.1	0.8
Accretion on right of use assets	0.9	0.5	1.8	1.1
Other non-cash/non-recurring items	(0.9)	(0.4)	(1.0)	(0.6)
Adjusted net income	33.3	2.9	63.0	16.1
[1] Amounts are recorded in Cost of sales

Figures may not add due to rounding

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023
Net income	43.3	3.5	72.4	15.3
Adjustments:
Community support provision and accruals	(0.1)	-	(0.4)	(0.1)
Inventory adjustment	2.6	1.0	2.6	0.9
Foreign exchange loss, Séguéla Mine	-	(0.2)	-	(0.1)
Net finance items	6.9	3.5	13.1	6.1
Depreciation, depletion, and amortization	57.2	39.8	107.5	84.2
Income taxes	7.7	1.0	22.2	9.0
Other non-cash/non-recurring items	(4.9)	(4.2)	(9.6)	(5.8)
Adjusted EBITDA	112.7	44.4	207.8	109.5

Figures may not add due to rounding

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
(Expressed in millions)	2024	2023	2024	2023
Net income attributable to shareholders	40.6	3.2	66.9	14.0
Adjustments, net of tax:
Community support provision and accruals[1]	(0.1)	-	(0.3)	(0.1)
Unrealized loss (gain) on derivatives	-	(1.3)	-	(0.3)
Income tax, convertible debentures	(12.0)	-	(12.0)	-
Inventory adjustment	1.9	0.7	1.9	0.7
Accretion on right of use assets	0.9	0.5	1.8	1.1
Other non-cash/non-recurring items	(0.9)	(0.6)	(1.2)	(0.7)

Fortuna | 35

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Adjusted attributable net income	30.4	2.5	57.1	14.7
[1] Amounts are recorded in Cost of sales

Net Debt

The following table presents a reconciliation of debt to total net debt and the debt to adjusted EBITDA ratio as at June 30, 2024:

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at June 30, 2024
Convertible senior note	$172.5
Convertible debenture	45.7
Debt	218.2
Less: Cash and Cash Equivalents	(105.6)
Less: Restricted cash	(46.1)
Total net debt[1]	$66.5
Adjusted EBITDA (last four quarters)	$432.8
Total net debt to adjusted EBITDA ratio	0.2:1
[1] Excluding letters of credit

Working Capital

The following table presents a calculation of working capital for the six months ended June 30, 2024 and 2023:

	Six months ended June 30,
	2024	2023
Current Assets	$384,065	$275,010
Current Liabilities	253,763	138,660
Working Capital	$130,302	$136,350

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by NI 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; assumptions that the Company must make in determining production schedules, economic returns and costs; uncertainties related to new mining operations such as the Séguéla Mine, the inherent risk associated with project development; the substantial capital required for exploration and the development of infrastructure; future environmental regulation; the decision of the Court to re-instate the 12 year EIA for the San Jose Mine and its current appeal; political and economic risk in the jurisdictions in

Fortuna | 36

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

which we operate; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change; labor relations; use of outside contractors; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and development; production risk at our operating mine sites; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; the ability to maintain appropriate and adequate insurance across all jurisdictions; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; reclamation; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares and debentures; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2023 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2023 (which are available on SEDAR+ at www.sedarplus.ca), and which risks are incorporated by reference in this MD&A.

Significant changes to our financial, operational and business risks exposure during the three and six months ended June 30, 2024 include the following:

●	The government of Burkina Faso continues to be under fiscal pressure to fund its war efforts in the northern part of the country. This has impacted the timeliness of government payments, in particular the refund of VAT. Management continues to engage with the government and local banks to identify opportunities to collect, offset or sell its VAT holdings in Burkina Faso.
●	As part of the structure of the Lindero project and the operation of the Lindero Mine, Fortuna implemented a series of intercompany revolving pre-export financing facilities. This allows exporters to apply the proceeds of sales directly towards payment of principal and interest under the facility. As a result of elevated metal prices and the timing of capital expenditures there is a risk that there may not be sufficient room to repatriate funds under the pre-export facilities, and the Company may be required to temporarily repatriate US dollars into Argentina and convert them to Argentine Pesos.
●	On July 6, 2024 the Alliance of Sahel States (AES) was formally announced as a confederation of Burkina Faso, Niger and Mali. This is in addition to the announcement of the three governments to leave the Economic Community of West Africa States (ECOWAS) on January 28, 2024. It is uncertain how this new confederation will impact the political or economic environment at this time. Management will continue to monitor the situation and take the necessary actions to limit risk.
●	The Government of Burkina Faso and the Government of Cote D'Ivoire have each indicated their intention to reform their respective national mining codes. No reforms have been adopted by either country at this time. Management continues to monitor the proposed reforms.

Fortuna | 37

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

●	The Company’s mining operations use substantial volumes of water and power in the extraction and processing operations. The Company’s ability to secure sustainable supplies of water and power at a reasonable cost depends on numerous factors that may be out of its control, including global and regional supply and demand, political and economic conditions, problems affecting local supplies, and weather and environmental and climate impacts. In particular, a number of countries in the Sahel region and across West Africa were hit by a strong heatwave that struck at the end of March and is continuing. The heat was most strongly felt in the southern regions of Mali and Burkina Faso. As a result, the Company may face some restrictions to its planned processing operations due to limited water supply. This was alleviated with the start of the rainy season in Burkina Faso but management continues to monitor the situation as the replenishment of water stores and aquifers will not be known until after the end of the current rainy season.
●	During the second quarter, the supply of power to the Séguéla and Yaramoko mines was affected by matters outside of the Company’s control. See “Results of Operations” – “Yaramoko Mine, Burkina Faso” and “Séguéla Mine, Côte d’Ivoire” for further information. Management continues to monitor the situation and is investigating alternative sources of power generation at its operations in Côte d’Ivoire and Burkina Faso on terms acceptable to the Company.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of our 2023 Financial Statements. There have been no subsequent material changes to these significant judgements and accounting estimates.

Changes in Accounting Policies

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2024. These include amendments to IAS 1 (Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants), IFRS 16 (Lease Liability in a Sale and Leaseback), IAS 7 and IFRS 7 (Supplier Finance Arrangements), and IAS 28 and IFRS 10 (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture). The impacts of adoption were not material to the Company's interim financial statements.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the

Fortuna | 38

Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with

IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three and six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company’s GHG emissions reduction target and the means of achieving the same; the Company’s long-term objectives in supporting the global ambition of net-zero emissions by 2050; the Company's plans and expectations for its material properties and future exploration, development and operating activities including, without limitation, capital expenditure, production and cash cost and AISC estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; estimated production forecasts for 2024; estimated costs; estimated cash costs and all-in sustaining cash costs and expenditures for 2024; estimated capital expenditures in 2024; estimated Brownfields and Greenfields expenditures in 2024; exploration plans; the future results of exploration activities; the timing of the implementation and completion of sustaining capital investment projects at the Company’s mines; statements relating to the anticipated closure of the San Jose Mine; statements regarding the ongoing exploration at the Yessi vein at the San Jose Mine;  the Company’s expectation that there are no changes in internal controls during the three months ended June 30, 2024 that are reasonably likely to materially affect the Company’s internal control over financing reporting; property permitting and litigation matters; the Company’s expectation regarding the timing of the completion of the leach pad expansion project at the Lindero Mine; statements concerning the NCIB program; the Company’s plans for the mill at Séguéla; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; statements that management will continue to monitor the political and regulatory environments in Argentina and in Burkina Faso and will take appropriate actions to mitigate the risks to the Company’s operations; and the Company’s expectations regarding the timeline for providing updated Mineral Resource and Mineral Reserve estimates.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; uncertainty relating to new mining operations such as the Séguéla Mine; that the appeal in respect of the ruling in favor of Minera Cuzcatlan reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian and the Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to water availability; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Lindero Mine, the Yaramoko Mine, and the Séguéla Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its Credit Facilities, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares and the Company’s debentures; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares or debentures; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the debentures of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2023 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

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Fortuna Mining Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2024 (in US Dollars, tabular amounts in millions, except where noted)

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; continued availability of water and power sources at the Company’s operations; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian and the Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful; expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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